**Swire Pacific**

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: 2845 4876

02 SEP 10 AM 9:50

Our Ref: CSA/PAC1/24

27th August 202

Securities and Exchange Commission
Office of International Corporate [redacted]
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

02049851

SUPPL

Dear Sirs,

**<u>Swire Pacific Limited</u>**
**<u>File No. 82-2184</u>**

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, please note that with effect from 1st September 2002, Mrs. YU CHAN Sau Mui, Margaret will be appointed as Secretary in place of Mr. Paul A. Moore and Mr. FU Yat Hung, David will be appointed as Deputy Secretary of the Company.

Yours faithfully,
For SWIRE PACIFIC LIMITED

Paul A. Moore
Secretary

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

MY/df
*Pac/Pac1-24 SEHKNY/SEHK-NY*

c.c. Brian Ho (BONY NY)

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